Ballard Power Systems

News Release

Ballard Fuel Cells To Support London Climate Change Target of Significant CO2 Reduction

For Immediate Release – December 6, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has secured an order for three FCvelocity® fuel cell modules to power zero-emission hydrogen hybrid fuel cell buses in London, U.K., where the city’s publicly stated goal is to reduce CO2 emissions 60% from the 1990 level, by 2025.

Transport for London (TfL), the local transit authority, is supporting this climate improvement goal through promotion of sustainable travel, operating vehicles more efficiently as well as using improved vehicle and fuel types.

“There are more than seventy thousand buses operating in Europe today and this announcement is a sign of the growing trend toward clean energy technology,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “We are pleased to further extend our long-term relationship with Transport for London and enable the reduction of CO2 emissions in that city.”

For the London deployment, Ballard is providing modules to a consortium that includes transit bus supplier Wrightbus, bus operator First Group, as well as Transport for London. Three additional zero-emission buses will join five existing buses, also powered by Ballard’s FCvelocity® fuel cell modules and scheduled for deployment in revenue service in TfL’s fleet by the end of 2010.

All eight buses will be deployed by the end of 2011, enabling TfL to operate its central Covent Garden-Tower Gateway route entirely by means of hydrogen hybrid fuel cell buses. These buses will be served by a new central hydrogen refueling station, with fuel provided by Air Products.

Project funding is being provided as part of the European Union’s Cleaner Hydrogen in Cities (CHIC) project.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com